SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of August 2005

ASAT Holdings Limited

(Exact name of Registrant as specified in its Charter)

14th Floor

138 Texaco Road

Tsuen Wan, New Territories

Hong Kong

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):             .

On August 24, 2005, the Company issued a press release announcing management appointments and board of directors change. A copy of the press release is attached as Exhibit 99.1.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASAT HOLDINGS LIMITED

By:	/s/ ROBERT J. GANGE
Robert J. Gange Chief Executive Officer

Date: August 26, 2005

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INDEX TO EXHIBITS

Exhibit No.	Description
99.1	Press Release dated August 24, 2005, announcing management appointments and board of directors change.

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Exhibit 99.1

ASAT Holdings Limited Announces Management Appointments

And Board of Directors Change

Robert Gange Appointed Chief Executive Officer;

Arthur Tsui Appointed Chief Financial Officer

HONG KONG and PLEASANTON, Calif. – Aug. 24, 2005 – ASAT Holdings Limited (Nasdaq: ASTT), a global provider of semiconductor package design, assembly and test services, today announced that the Company’s board of directors has appointed Robert Gange as president and chief executive officer, effective immediately. Mr. Gange succeeds Harry Rozakis, who was terminated by the board of directors.

“Bob has played a key role in managing the transition of ASAT’s manufacturing to China. In addition, his financial leadership was crucial to the successful bond refinancing last year and the recent $30 million financing with the Company’s two largest shareholders,” said Henry Montgomery, chairman of the board of directors of ASAT Holdings Ltd. “Bob’s operations and financial experience will be invaluable as ASAT enters its next level of growth.”

Mr. Gange has approximately 25 years of financial and operations experience, including 16 years in the semiconductor industry. Since 2002, Mr. Gange has served as ASAT’s CFO. Prior to joining ASAT, Mr. Gange was CFO of General Semiconductor, where he took the company public, managed the company’s finances in multiple countries and played important roles in developing the company’s business strategy. He was also instrumental in the subsequent sale of General Semiconductor to Vishay Intertechnology, Inc. in 2001.

ASAT also announced today that Arthur Tsui has been appointed chief financial officer. Since 1999, Mr. Tsui has served as ASAT’s corporate controller. Mr. Tsui has more than 20 years of auditing, accounting and finance experience. Prior to joining ASAT, Mr. Tsui held senior roles with Pricewaterhouse, Kredietbank Luxembourg, and Prudential Bache Trade Corporation. Mr. Tsui is a certificated member of Certified General Accountants Association of Canada and a member of the Hong Kong Institute of Certified Public Accountants. He holds an MBA from the Institute of Financial Management, a joint body of Manchester Business School and University of Wales.

“Arthur is a great addition to ASAT’s senior management team. He has a proven track record in corporate finance and a strong background in the semiconductor assembly and test sector,” said Mr. Gange. “We are confident Arthur will ensure that ASAT has the financial leadership and infrastructure to help facilitate ASAT’s future growth and support our objectives for improving shareholder value.”

Board of Directors Change

The Company announced that effective Aug. 21, 2005, Maura Wong, a board member since June 2000, resigned from the Company’s board of directors coincident with her retirement from JP Morgan Partners Asia (JPMP Asia). On Aug. 24, 2005, Eugene Suh, a partner with JPMP

Asia was elected to the board of directors, filling the vacancy left by the resignation of Ms. Wong. Prior to joining JPMP Asia in 1999, Mr. Suh was an associate director at Bear Stearns in their special situations debt investment group, where he was responsible for sourcing and evaluating debt investments in Korea, Thailand, and Hong Kong. Prior to Bear Stearns, Mr. Suh held senior level positions with Ferrier Hodgson and Ernst & Young. Mr. Suh currently serves on the board of Ceratech, Corp., a Korean-based electronic components manufacturer.

ASAT Holdings Limited

ASAT Holdings Limited is a global provider of semiconductor package design, assembly and test services. With over 15 years of experience, the Company offers a definitive selection of semiconductor packages and world-class manufacturing lines. ASAT’s advanced package portfolio includes standard and high thermal performance ball grid arrays, leadless plastic chip carriers, thin array plastic packages, system-in-package and flip chip. ASAT was the first company to develop moisture sensitive level one capability on standard leaded products. Today the Company has operations in the United States, Asia and Europe. ASAT, Inc. is a wholly owned subsidiary of ASAT Holdings Limited and the exclusive representative of ASAT for services in North America. For more information visit www.asat.com.

For further information, please contact:

Jim Fanucchi

Summit IR Group Inc.

408.404.5400

ir@asat.com